The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

November 30, 2005

Office of International Corporate Financ
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning issuance "Non-dilutive Preferred Securities"</u>

<u>Notice concerning change of Specified Subsidiary</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

11/30/05 9:28AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

11/30/05 9:28AM

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on November 30, 2005, by The Sumitomo Trust & Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase "Non-dilutive Preferred Securities" described below: it is a general public announcement of the establishment of a subsidiary for the issuance of the "Non-dilutive Preferred Securities." The said offering of the "Non-dilutive Preferred Securities." is limited to investors in Japan and not intended to solicit any person outside Japan.

November 30, 2005

Company name:	The Sumitomo Trust & Banking Co., Ltd
Representative:	Yutaka Morita, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Notice concerning issuance "Non-dilutive Preferred Securities"

The Sumitomo Trust & Banking Co., Ltd. ("Company") hereby announces that its wholly owned subsidiary named "STB Preferred Capital 2 (Cayman) Limited" has decided the following with regards to the issuance of preferred securities ("Non-dilutive Preferred Securities.")

(1) Issuer
STB Preferred Capital 2 (Cayman) Limited
(a special purpose company established under the laws of the Cayman Islands and wholly owned by the Company)

(2) Type of security
Japanese Yen denominated non-cumulative perpetual preferred securities
(no right to convert into Company's common share is granted)

(3) Issue Amount
50 billion Japanese Yen

(4) Dividend Rate
2.80% per annum (Fixed rate until January 2016)
Floating rate after January 2016

(5) Issue price

10 million Japanese Yen per preferred security

(6) Use of proceeds

All proceeds are to be used to strengthen the Company's capital base.

(7) Liquidation preferences

The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of the Company, senior to the Company's common shares, and effectively *pari passu* with the Company's preferred shares.

(8) Method of offering

Private placement

(Nomura Securities Co., Ltd. will underwrite all of the Non-dilutive Preferred Securities at issue price and offer them to qualified institutional investors.)

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on November 30, 2005, by The Sumitomo Trust & Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase "Non-dilutive Preferred Securities" described below: it is a general public announcement of the establishment of a subsidiary for the issuance of the "Non-dilutive Preferred Securities." The said offering of the "Non-dilutive Preferred Securities." is limited to investors in Japan and not intended to solicit any person outside Japan.

November 30, 2005

Company name:	The Sumitomo Trust & Banking Co., Ltd
Representative:	Yutaka Morita, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Notice concerning change of Specified Subsidiary

The Sumitomo Trust & Banking Co., Ltd. ("Company") hereby announces that its special purpose company named "STB Preferred Capital 2 (Cayman) Limited" which was established for the purpose of issuance of preferred securities ("Non-dilutive Preferred Securities.") on November 21, 2005, will become Specified Subsidiary ("Tokutei Kogaisha") of the Company due to the issuance of Non-dilutive Preferred Securities. The number of voting rights of the special purpose company held by the Company and the percentage of such rights against the total number of voting rights will not change because the preferred securities to be issued by the special purpose company are nonvoting securities.

1. Reason for the change

Company holds all of the common shares of the special purpose company mentioned above. Due to the payment for Non-dilutive Preferred Securities which is planned for December 7, 2005, the amount of capital stock of the above special purpose company is expected to exceed 10% of the amount of capital stock of the Company. Therefore, the special purpose company is expected to become a specified subsidiary of the Company.

2. Profile of the Specified Subsidiary

STB Preferred Capital 2 (Cayman) Limited

(1) Location

STB Preferred Capital 2 (Cayman) Limited

PO Box 309GT, Ugland House, South Church Street, George Town,

Grand Cayman, Cayman Islands, British West Indies

(2) Date of change

December 7, 2005

(3) Details of business

Issuance of preferred securities, etc.

(4) Closing date of fiscal year

January 31 of each year

(5) Number of directors and employees

Five directors and no employees

(6) Capital stock

¥51,500,000,000.-

(7) Total outstanding shares and preferred securities

150,000 Common shares (¥10,000 per share)

5,000 Preferred Securities (¥10,000,000 per security)

(8) Shareholders

Common shares: 100% owned by the Company

Preferred Securities: 100% owned by entities other than the Company

••

For further information, please contact

Koichi Onaka, Head of IR Office, Financial Management Department

Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654